United States securities and exchange commission logo





                            June 30, 2021

       Joseph R Ianniello
       Chief Executive Officer
       Argus Capital Corp.
       3 Columbus Circle, 24th Floor
       New York, NY 10019

                                                        Re: Argus Capital Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 7,
2021
                                                            CIK No. 0001865377

       Dear Mr. Ianniello:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted June 7, 2021

       Report of Independent Registered Public Accounting Firm, page F-1

   1. Given the substantial doubt about your ability to continue as a going concern disclosed in
                                                        Note 2 on page F-9,
please tell us why your auditors have not included a going concern paragraph in their
audit report. Refer to PCAOB Auditing Standard 2415. Please also add a risk factor
discussing the substantial doubt about your ability to continue as a going concern and the related
risks.
 Joseph R Ianniello
FirstName  LastNameJoseph R Ianniello
Argus Capital Corp.
Comapany
June       NameArgus Capital Corp.
     30, 2021
June 30,
Page 2 2021 Page 2
FirstName LastName
       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services